Exhibit 99.1

NEWS RELEASE

Release Time	IMMEDIATE
Date	18 August 2010
Number	21/10

BHP BILLITON ANNOUNCES ALL-CASH OFFER TO ACQUIRE POTASHCORP

Vancouver, Canada; New York, US; London, UK; Johannesburg, South Africa; Melbourne, Australia.

Highlights

•	Fully funded all-cash offer of US$130 per share for PotashCorp

•	Represents a 20 per cent premium to the closing price of PotashCorp on 11 August 2010

•	Consistent with BHP Billiton’s strategy of adding Tier 1 assets and further diversification

•	Accelerates BHP Billiton’s entry into the fertilizer industry

•	Significant benefits to Saskatchewan, New Brunswick and Canada

BHP Billiton (ASX:BHP/LSE:BLT/NYSE:BHP and BBL/JSE:BIL) today announced its intention to make an all-cash offer to acquire all of the issued and outstanding common shares of Potash Corporation of Saskatchewan Inc. (“PotashCorp”) (NYSE:POT/TSX:POT), at a price of US$130 in cash per PotashCorp common share (the “Offer”). The Offer values the total equity of PotashCorp at approximately US$40 billion on a fully-diluted basis.

The acquisition will accelerate BHP Billiton’s entry into the fertilizer industry and is consistent with the company’s strategy of becoming a leading global miner of potash. PotashCorp’s potash mining operations are a natural fit with BHP Billiton’s greenfield land holdings in Saskatchewan, Canada.

Compelling Offer to PotashCorp Shareholders

The Offer represents an attractive premium of 20 per cent to the closing price of PotashCorp’s shares on the NYSE on 11 August 2010, the day prior to BHP Billiton’s first approach to PotashCorp. It is also a premium of 32 per cent and 33 per cent to the volume weighted average trading prices of PotashCorp’s shares on the NYSE for the 30-trading day and the 60-trading day periods ended on the same date, respectively. The Offer is fully funded and provides PotashCorp shareholders with immediate liquidity and certainty of value regarding the company’s growth potential in the face of volatile equity markets.

On 12 August 2010, BHP Billiton Chief Executive Officer Marius Kloppers made a proposal to PotashCorp’s President and Chief Executive Officer, Mr William J. Doyle, to combine the two companies in which PotashCorp shareholders would receive US$130 in cash per PotashCorp common share. Mr Kloppers was advised by Mr Doyle that PotashCorp was not for sale and had no interest in discussing a combination at this time.

Subsequently, on 13 August 2010, BHP Billiton Chairman Jac Nasser reiterated the proposal in a letter to Mr Dallas J. Howe, the PotashCorp Board Chair, requesting a response from the PotashCorp Board by 18 August 2010. On 17 August 2010, Mr Howe advised Mr Nasser by letter that the Board of Directors of PotashCorp unanimously rejected BHP Billiton’s proposal, and PotashCorp made BHP Billiton’s proposal and PotashCorp’s response publicly available. Notwithstanding PotashCorp’s current position, BHP Billiton would welcome the opportunity to work with PotashCorp to achieve a successful outcome to this transaction.

Commenting on the Offer, Mr Nasser said “We firmly believe that PotashCorp shareholders will find the certainty of a cash offer, at a premium of 32 per cent to the 30-trading day period average, very attractive and we have therefore decided to make this Offer directly to those shareholders”.

Consistent with BHP Billiton’s Strategy

The acquisition of PotashCorp is consistent with BHP Billiton’s strategy of developing, owning and operating a diversified portfolio of large, low-cost, long-life, expandable, export-oriented, Tier 1 assets. PotashCorp will provide BHP Billiton with an immediate leadership platform in the global fertilizer industry and further diversify BHP Billiton’s portfolio of Tier 1 assets. In addition, the acquisition leverages BHP Billiton’s global capability and experience in building, operating and expanding mining operations.

Furthermore, BHP Billiton believes that the proposed acquisition will be earnings per share accretive in the second full fiscal year following consolidation.

Commenting further on the Offer, Mr Kloppers said “This is an exciting opportunity to acquire a portfolio of Tier 1 assets. It accelerates our stated strategy of becoming a leading global potash producer and further diversifies our portfolio by commodity, geography and customer.”

Benefits to Canada

BHP Billiton is committed to being a strong corporate citizen in Saskatchewan, New Brunswick and Canada and, in that regard, is prepared to make appropriate undertakings as part of its submission to Investment Canada. Amongst these is BHP Billiton’s intention to establish a global potash business in Canada and to base the President and management of the Canadian potash operations in Saskatchewan.

BHP Billiton plans to maintain current levels of employment at PotashCorp’s Saskatchewan and New Brunswick operations for the foreseeable future. BHP Billiton also intends to identify and propose a Canadian nominee to stand for election to the BHP Billiton Board.

BHP Billiton recognizes the significant and unique capabilities of PotashCorp’s businesses and its employees and is firmly committed to ensuring that PotashCorp’s businesses continue to play leading roles in the global fertilizer industry. Towards this end, BHP Billiton intends to continue PotashCorp’s planned and previously announced capital programs. In addition, BHP Billiton will continue to progress its plans to develop its Jansen greenfield potash project.

BHP Billiton is committed to strong community relations and intends to bring PotashCorp’s spending commitments on community programs in line with BHP Billiton’s global commitment levels. BHP Billiton’s policy is to spend 1 per cent of Profit Before Tax, on a 3 year rolling average basis, on community programs.

BHP Billiton has had business interests in Canada for almost 40 years, the most significant of which has been EKATI in the Northwest Territories - one of the world’s premier diamond mines. BHP Billiton has invested approximately US$5 billion in Canada since EKATI began production in 1998. In recent years, BHP Billiton has acquired exploration rights in the Saskatchewan potash basin.

About the Offer

BHP Billiton plans to formally commence its Offer by way of newspaper advertisement on 20 August 2010. The Offer will be open for acceptance until 11:59 p.m. (EDT) on 19 October 2010, unless the Offer is extended at the sole discretion of BHP Billiton.

The Offer will be subject to certain conditions, including, without limitation, that the PotashCorp shares tendered under the Offer, together with any PotashCorp shares owned by BHP Billiton upon expiry of the Offer, constitute more than 50 per cent of the shares of PotashCorp then outstanding, on a fully-diluted basis. The Offer will also be conditional upon the recently-adopted PotashCorp shareholder rights plan being terminated or determined to be ineffective, receipt of all necessary regulatory approvals, no material adverse change in PotashCorp and other conditions customary for transactions of this nature. The Offer is not subject to any financing condition or BHP Billiton shareholder approval.

Full details of the Offer will be included in the formal offer and take-over bid circular to be publicly filed and subsequently mailed to PotashCorp’s shareholders. BHP Billiton is requesting a list of PotashCorp’s shareholders and expects to mail the formal offer and take-over bid circular to PotashCorp’s shareholders as soon as possible following receipt of the shareholder list.

Transaction Financing

BHP Billiton estimates the total amount of funds required to consummate the Offer is approximately US$43 billion (including funds required to repay or refinance certain existing PotashCorp indebtedness if necessary). BHP Billiton has arranged a new multi-currency term and revolving facility agreement entered into for the purpose, among other things, of meeting the funding requirements of the transaction. The terms of the facility will include various representations and warranties, affirmative and negative covenants, and events of default customary for credit facilities of this type.

The acquisition financing facility will preserve BHP Billiton’s financial flexibility. BHP Billiton remains committed to maintaining a solid A credit rating and a progressive dividend policy.

About BHP Billiton

BHP Billiton is the world’s largest diversified natural resources company with approximately 41,000 employees working in more than 100 operations in 25 countries. BHP Billiton has significant positions in major commodity businesses, including aluminum, energy coal and metallurgical coal, copper, manganese, iron ore, uranium, nickel, silver and titanium minerals, and has substantial interests in oil, gas, liquefied natural gas and diamonds.

BHP Billiton has a market capitalization of approximately US$188 billion (as at 16 August 2010).

BHP Billiton was created through the dual listed companies (DLC) merger of BHP Limited (now BHP Billiton Limited) and Billiton Plc (now BHP Billiton Plc), which was concluded on 29 June 2001. BHP Billiton Limited and BHP Billiton Plc continue to exist as separate companies, but operate on a combined basis as BHP Billiton and retain their respective listings on the Australian and London stock exchanges. Both companies have identical boards of directors and are run by a unified management team. Shareholders in each company have equivalent economic and voting rights in BHP Billiton as a whole. The global headquarters of the combined BHP Billiton are located in Melbourne, Australia.

BHP Billiton has engaged J.P. Morgan Securities Inc., TD Securities, Banco Santander, Barclays Capital (the investment banking division of Barclays Plc), BNP Paribas and The Royal Bank of Scotland Group Plc as financial advisors in connection with this Offer. Its legal advisors are Blake, Cassels & Graydon LLP in Canada and Cleary Gottlieb Steen & Hamilton LLP in the United States.

About PotashCorp

PotashCorp is the world’s largest integrated fertilizer and related industrial and feed products company and the largest producer of potash worldwide by capacity. In 2009, PotashCorp estimated its potash operations represented 11% of global production and 20 per cent of global potash capacity. PotashCorp owns and operates five potash mines in Saskatchewan and one in New Brunswick. PotashCorp also holds mineral rights at the Esterhazy mine in Saskatchewan where potash is produced under a mining and processing agreement with a third party.

PotashCorp’s phosphate operations include the manufacture and sale of solid and liquid phosphate fertilizers, animal feed supplements and industrial acid, which is used in food products and industrial processes. PotashCorp has an integrated phosphate mine and processing plant in North Carolina, a phosphate mine and two mineral processing plant complexes in northern Florida and six phosphate feed plants in the United States. PotashCorp can also produce a variety of phosphate products at its Geismar facility in Louisiana.

PotashCorp’s nitrogen operations involve the production of nitrogen fertilizers and nitrogen feed and industrial products, including ammonia, urea, nitrogen solutions, ammonium nitrate and nitric acid. PotashCorp has nitrogen facilities in Georgia, Louisiana, Ohio and Trinidad.

For the year ended 31 December 2009, PotashCorp had audited consolidated revenues of US$3,977 million (2008: US$9,447 million), EBITDA of US$1,504 million (2008: US$4,963 million) and profit before taxation of US$1,071 million (2008: US$4,572 million). As at 31 December 2009 PotashCorp had audited gross assets of US$12,922 million and net assets of US$6,501 million. The PotashCorp financial information presented above has been extracted without amendment from published financial reports which are presented in US dollars and prepared under Canadian Generally Accepted Accounting Principles.

Additional Information

IMPORTANT INFORMATION:

The Offer will be made by BHP Billiton Development 2 (Canada) Limited (the “Offeror”), an indirect wholly-owned subsidiary of BHP Billiton Plc. This announcement is for information purposes only and does not constitute or form part of any offer to purchase or any solicitation of any offer to sell PotashCorp’s common shares. The Offer (as the same may be varied or extended in accordance with applicable law) will be made exclusively by means of, and subject to the terms and conditions set out in, the offer and the circular, the letter of transmittal, the notice of guaranteed delivery and other related tender offer materials (the “Offer Materials”).

In connection with the Offer, the Offeror, BHP Billiton Limited and BHP Billiton Plc will file with the Canadian securities regulatory authorities the Offer Materials and will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO (the “Schedule TO”), including the Offer Materials.

THE OFFER MATERIALS AND THE SCHEDULE TO, AS THEY MAY BE AMENDED FROM TIME TO TIME, WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER, THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF THE OFFER MATERIALS AND OTHER DOCUMENTS FILED BY THE OFFEROR, BHP BILLITON LIMITED AND BHP BILLITON PLC WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV AND WITH THE CANADIAN SECURITIES REGULATORY AUTHORITIES AT WWW.SEDAR.COM. MATERIALS FILED WITH THE SEC OR THE CANADIAN SECURITIES REGULATORY AUTHORITIES WILL BE ABLE TO BE OBTAINED WITHOUT CHARGE AT BHP BILLITON’S WEBSITE, WWW.BHPBILLITON.COM, OR BY CONTACTING THE INFORMATION AGENTS FOR THE TENDER OFFER, MACKENZIE PARTNERS, INC. AND KINGSDALE SHAREHOLDER SERVICES INC., BY PHONE AT 1-800-322-2885 and 1-866-851-3215 RESPECTIVELY, OR BY EMAIL AT potash@mackenziepartners.com AND contactus@kingsdaleshareholder.com RESPECTIVELY.

While the Offer will be made to all holders of PotashCorp common shares, the Offer will not be made or directed to, nor will deposits of PotashCorp common shares be accepted from or on behalf of, holders of PotashCorp common shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer in any such jurisdiction.

This announcement contains information, including information relating to PotashCorp, that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of such information.

Cautionary Statement Regarding Forward-Looking Statements

This announcement may contain, in addition to historical information, certain forward-looking statements. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such forward looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of the Offeror and BHP Billiton to differ materially from any future results, performance or achievements expressed or implied by such forward looking statements, including the risk that all conditions of the Offer will not be satisfied. Many of these risks and uncertainties relate to factors that are beyond BHP Billiton’s ability to control or estimate precisely, such as future market conditions, changes in regulatory environment and the behavior of other market participants. BHP Billiton cannot give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. BHP Billiton disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of any member of the BHP Billiton Group, PotashCorp or the enlarged BHP Billiton Group following completion of the Offer unless otherwise stated.

PotashCorp Financial Information

PotashCorp results are presented in U.S. dollars and have been prepared in accordance with Canadian GAAP. In PotashCorp’s financial statements, EBITDA excludes the effects of items which primarily reflect the impact of long-term investment decisions. EBITDA has not been adjusted for the non-cash effects of the following items: (recovery) impairment of auction rate securities and gain on sale of assets. Financial information relating to PotashCorp has been extracted from PotashCorp’s financial statements without adjustment.

Conference Call

BHP Billiton will hold an analyst and investor conference call today at 8:00 am Canadian/US Eastern Daylight Time, 1:00 pm British Summer Time and 10:00 pm Australian Eastern Standard Time. Instructions for participation are on our website, www.bhpbilliton.com, under Investor Relations.

Australia - 1800 822 994

UK - 0808 238 9064

USA & Canada - 1888 379 9511

International - +1 412 3176789

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia Amanda Buckley, Media Relations Tel: +61 3 9609 2209 Mobile: +61 419 801 349 email: Amanda.Buckley@bhpbilliton.com	United Kingdom & South Africa Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com

Kelly Quirke, Media Relations Tel: +61 3 9609 2896 Mobile: +61 429 966 312 email: Kelly.Quirke@bhpbilliton.com	Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 email: Illtud.Harri@bhpbilliton.com

Fiona Martin, Media Relations Tel: +61 3 9609 2211 Mobile: +61 427 777 908 email: Fiona.Martin2@bhpbilliton.com	Americas Scott Espenshade, Investor Relations Tel: +1 713 599 6431 Mobile: +1 713 208 8565 email: Scott.Espenshade@bhpbilliton.com

Leng Lau, Investor Relations

Tel: +61 3 9609 4202 Mobile: +61 403 533 706

email: Leng.Y.Lau@bhpbilliton.com

Brendan Harris, Investor Relations

Tel: +61 3 9609 4323 Mobile: +61 437 134 814

email: Brendan.Harris@bhpbilliton.com

Ruban Yogarajah, Media Relations Tel: US +1 713 966 2907 or UK +44 20 7802 4033 Mobile: UK +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com

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